MATERIAL CHANGE REPORT

FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK/PRINCE EDWARD ISLAND/YUKON
(INDIVIDUALLY, THE "ACT" AND COLLECTIVELY, THE "SECURITIES ACTS")

Item 1:        Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Queenstake Resources Ltd.
712C - 12th Street
New Westminster, B.C. V3M 4J6

Item 2:        Date of Material Change

February 27, 2003

Item 3:        Press Release

The Press Release was disseminated on February 27, 2003, to the Toronto Stock Exchange being the only exchange upon which the shares of the Company are listed and through various other approved public media and was SEDAR filed with the provincial securities commissions.

Item 4:         Summary of Material Change(s)

Queenstake Resources Ltd. (the "Issuer") has entered into a purchase and sale agreement (the "Purchase and Sale Agreement") with AngloGold (Jerritt Canyon) Corp. ("AngloGold") and Meridian Jerritt Canyon Corp. ("Meridian") to acquire the Jerritt Canyon Mine, located in the Independence Mountain Range of Nevada, USA. The consideration payable under the Purchase and Sale Agreement consists of cash payments, production royalties and assumption of reclamation and environmental obligations. The replacement of existing surety bonds will be achieved by a closure and reclamation insurance policy underwritten by AIG Environmental ("AIG"), a division of American International Companies, at an expected cost to the Issuer of US$31.75 million. Financing for the acquisition is expected to consist of a combination of debt, royalty and equity. Closing of the acquisition is subject to a number of conditions, including receipt of all necessary regulatory approvals and completion of the necessary financing. The acquisition is required to close no later than March 31, 2003. Should either party fail to close by the March 31 deadline such party will be required to pay the other party a break fee in the amount of US$250,000.

Item 5:        Full Description of Material Change

The Issuer has entered into a Purchase and Sale Agreement with AngloGold and Meridian to acquire the Jerritt Canyon Mine, located in the Independence Mountain Range of Nevada, USA.

The consideration payable under the Purchase and Sale Agreement consists of the payment of US$8 million on closing of the acquisition, US$6 million payable in quarterly installments over 2 years commencing in June 2004 (subject to acceleration in certain circumstances such as gold prices above US$350 per ounce)

and sliding scale production royalties. Royalty's on the first 500,000 ounces of production will be payable if gold prices are greater than $350 per ounce: $350 to $375 - 2%, $375 to $400 - 3% and greater than $400 - 4%. Royalties will be paid on subsequent gold production if gold prices are greater than $320 per ounce: $320 to $345 - 2%, $345 to $370 - 3% and greater than $370 - 4% until the aggregate of all royalty payments received by the Sellers totals $4 million at which point the royalty will convert to a 1% Net Profits Interest with any royalty, production and capital costs fully deductible prior to calculation. The Issuer will assume the existing obligation of the selling joint venture partner's obligation to pay to AngloGold $2,000,000 for the purchase of the Jerritt Canyon oxygen plant out of cash flow over the next two years.

In addition, the Issuer will assume all reclamation and environmental liabilities. The required replacement of existing surety bonds will be achieved by a closure and reclamation insurance policy underwritten by AIG, a division of American International Companies. The cost to the Issuer of such insurance policy, which will fund the pre-existing closure and reclamation costs, will be $31.75 million. The Issuer will be purchasing Pollution Legal Liability insurance to indemnify the Issuer and the Sellers against third-party pollution claims.

The assets of Jerritt Canyon comprise four operating underground mines, a 1.5 million ton per year capacity mill and approximately 100 square miles of patented and unpatented mineral claims on both public and private lands. Jerritt Canyon has been in continuous operation since 1980 and has produced in excess of 6 million ounces of gold.

As at December 25, 2002, Jerritt Canyon had proven and probable reserves, consisting of both in situ reserves and stockpile material, of 2,463,520 tons at an average grade 0.236 ounces per ton, totaling 580,913 contained ounces of gold. The following table sets forth the reserves and resources as reported by the Jerritt Canyon joint venture partners and audited as part of the Issuer's due diligence by Pincock Allen and Holt of Denver. Raul Borrastero of Pincock Allen is the qualified person (as defined in National Instrument 43-101) responsible for the audit of the reserves and resources.

Proven and Probable Reserves

		Gold Grade	Contained ounces
Category	Tons	(ounces per ton)	Gold
Proven	668,635	0.375	250,474
Probable	1,794,885	0.184	330,439
Total	2,463,520	0.236	580,913

Measured, Indicated and Inferred Resources in addition to Reserves

		Gold Grade	Contained ounces
Category	Tons	(ounces per ton)	Gold
Measured	359,134	0.298	107 013
Indicated	4,608,447	0.258	1,189,209
Total Measured and
Indicated	4,967,581	0.261	1,296,222
Inferred	3,867,388	0.268	1,034,653

The Jerritt Canyon district has a long history of reserve replacement and the Issuer and its technical consultants expect that record to continue. Much of the resources noted above are accessible from existing infrastructure and conversion to reserve for eventual mining is anticipated by the Issuer with a high degree of confidence. The Issuer has identified resources that, subject to successful delineation drilling or other development work may be expected to form the basis of reserves in sufficient quantity to maintain production until late 2007. If these resources are successfully converted to reserves the anticipated production during this period is estimated at 1.15 million ounces of gold. The Issuer expects to maintain the historic mill throughput rate for approximately two years and to then reduce mill feed to a rate commensurate with underground mine production rates but with a higher overall feed grade. Production rates at this level are expected to result in average annual gold production of 225,000 ounces per gold. Cash operating costs are expected to range from US$235 to US$250 per ounce while capital costs to achieve the conversion of resources to reserves is expected to be of the order of US$20 to US$25 per ounce. Current employees of the joint venture will become employees of Queenstake Resources U.S.A. Inc., a subsidiary of the Issuer.

The Issuer considers and resources may also be expanded by exploration in the vicinity of existing resources, while the district as a whole presents many exciting exploration opportunities, particularly in the less explored and entirely unexploited southern section of the claim block. The Issuer's view is that potential exists in the district for the additional discovery of mineralization in zones of 100,000 to 1 million ounce potential at grades comparable to existing deposits. The potential may also exist for deep, high-grade mineralization in "feeders" such as that found on the nearby Carlin Trend.

The transaction will transform the Issuer, 50% owner and operator of the newly commissioned, small-scale Magistral gold mine in Mexico, from an emerging to a mid-tier gold producer with projected annual production in excess of 300,000 ounces per year on a pro-forma basis. Free cash flow attributable to the Issuer's shareholders will be significantly enhanced through the addition of mature, stable cash flows, supported by the significant resource base at Jerritt Canyon and extensive exploration potential.

Closing of the acquisition is subject to a number of conditions, including receipt of all necessary regulatory approvals and completion of all required financing, expected to total approximately $. Financing for the acquisition will consist of a combination of debt, royalty and equity. The acquisition is expected to close no later than March 31, 2003. Should either party fail to close by the March 31 deadline such party will be required to pay the other party a break fee in the amount of $250,000.

Standard Bank acted as financial advisors to the Issuer in connection with the acquisition. In consideration of the services of Standard Bank, subject to regulatory approval, the Issuer has agreed to pay to Standard Bank US$410,000 and issue 1,000,000 share purchase warrants exerciseable to purchase 1,000,000 common shares of the Issuer for a period of four years from the date of issuance. The initial 500,000 of these warrants will be exerciseable at a price of $0.30 per common share with the pricing on the remaining 500,000 warrants to be determined by the market price at the time of closing of the acquisition.

Item 6:        Reliance on Section 85(2) of the Securities Act (British Columbia), or
                    Reliance on Section 118(2) of the Securities Act (Alberta), or
                    Reliance on Section 84(2) of the Securities Act, 1988 (Saskatchewan), or
                    Reliance on Section 75(3) of the Securities Act (Ontario), or
                    Reliance on Section 81(3) of the Securities Act (Nova Scotia), or
                    Reliance on National Policy No. 40 (Manitoba), or
                    Reliance on Section 74 of the Securities Act (Quebec), or
                    Reliance on Section 5 of the Regulation to the Securities Act (Newfoundland), or
                    Reliance on National Policy No. 40 (New Brunswick), or
                    Reliance on National Policy No. 40 (Prince Edward Island), or
                    Reliance on National Policy No. 40 (Yukon).

Not applicable.

Item 7:        Omitted Information

Not applicable

Item 8:        Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer, Vice President Finance and Corporate Secretary (604) 516-0566

Item 9:        Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at the City of New Westminster, in the Province of British Columbia, this 7th day of March, 2003.

"Doris Meyer"

_______________________________
Doris Meyer, Vice-President, Finance and
Corporate Secretary

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

ANY FEE PAYABLE TO THE ALBERTA SECURITIES COMMISSION UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES SHALL BE PAID TO THE ALBERTA SECURITIES COMMISSION IN ACCORDANCE WITH THE REQUIREMENTS OF THE FEE SCHEDULE TO THE SECURITIES REGULATION. ANY FAILURE TO ACCOMPANY A FORM OR APPLICATION WITH THE PRESCRIBED FEE SHALL RESULT IN THE RETURN OF THAT FORM OR APPLICATION.

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION. [NOVA SCOTIA]

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQURIED TO BE FILED OR FURNISHED UNDER THE ACT OR THESE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE IS A MISREPRESENTATION. [SASK/NWFD]